

September 7, 2011

Ms. Stacey Fling
Chief Executive Officer and Principal Financial Officer
Li-on Motors Corporation
4894 Lone Mountain #168
Las Vegas, Nevada 89130

      Re: **Li-on Motors Corporation**
              Form 10-K for the year ended July 31, 2010
              Filed November 2, 2010
              Form 10-Q for the period ended January 31, 2011
              Filed March 17, 2011
              Form 10-Q for the period ended April 30, 2011
              Filed June 14, 2011
              File No. 000-33391

Dear Ms. Fling:

We have reviewed your response dated August 11, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended July 31, 2010

1. We note that you did not furnish the certifications required by Item 601(b)(31) of
    Regulation S-K with your Form 10-K/A filed on August 12, 2011. Please further amend
    your Form 10-K to include the required certifications. Refer to Question 161.01 of our
    Compliance and Disclosure Interpretations on Exchange Act Rules, available at
    http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Form 10-Q for the Quarter Ended April 30, 2011

Notes to Unaudited Consolidated Financial Statements, page 9

Note 14. Commitments and Contingencies, page 18

License Agreement, page 19

2. Please refer to our prior comment 4. We note it appears that your agreement with LEVC
    includes two payment components, an initial payment component of $1 million and a
    second payment component consisting of a $1.75 million promissory note. We see that
    you are recognizing the $1 million in revenue ratably over two years even though only
    $666,666 of the amount due has been paid to date and the remaining balance due of
    $333,334 is delinquent. Considering the delinquency of the remaining amount due, please
    tell us about your discussions with LEVC regarding the delinquency, when you expect to
    receive payment and how you will adjust your accounting for the agreement if they do
    not pay you the remaining $333,334. Tell us the amounts, if any, related to this part of
    your license agreement that are recorded in your April 30, 2011 balance sheet, including
    if any assets are recorded for the referenced unpaid balance. Also explain to us and
    revise future filings to disclose why you recognized the $1 million ratably over a two
    year term rather than the 10 year period of the agreement.

    With regards to the second payment component, which you refer to as the additional
    value of the license, we see that LEVC agreed to pay you $1,750,000, which payment
    was made by the issuance of a secured promissory note and also see from your response
    that you are recognizing this as income ratably over the 10 year license period. Confirm
    that in future filings you will disclose why management believes the note is collectible.
    Specifically disclose why you believe you met the "collectability" revenue recognition
    requirements outlined in SAB 104 and disclose how you assess and measure the note for
    impairment.

    Finally, please provide us with a breakdown of the revenue recognized in the nine months
    ended April 30, 2011 related to the LEVC agreements that accumulate to the $535,417

you disclose on page 23 and also provide us with a draft of changes you plan to make to your future filings in response to this comment.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief